Ideanomics, Inc.

55 Broadway, 19th Floor

New York, NY 10006

February 12, 2020

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention: Kathryn Jacobson

Robert Littlepage

Celeste Murphy

Paul Fischer

Re: Ideanomics, Inc.

Registration Statement on Form S-1/A

Filed on December 31, 2019

File No. 333-224382

Dear Mr. Littlepage and Ms. Jacobson:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on February 10, 2020 (the “Comment Letter”) with respect to the Company’s above referenced Forms.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Registration Statement on Form S-1 Amendment No. 5 filed February 5, 2020

Issuance of common stock for True-Up related to purchase of the Delaware Board of Trade, page 9

1. Please disclose the number of shares that you may be required to issue in the event your common stock trades at its current price on the next lock-up date in April, 2020 pursuant to the terms of the True-Up provisions of the second securities purchase agreement with the Delaware Board of Trade (DBOT).

The Company has updated the Recent Developments section on page 9 of the Form S-1/A to include additional disclosure pursuant to the terms for the April 2020 True-Up.

Recent Developments

Impairment Charge on the Company's holdings of Cryptocurrencies, page 9

2. We note in your response to comment 2 that "the Company has converted a portion of its holdings of GTB into the more widely traded and liquid Bitcoin (BTC) and Ethereum (ETH)". In light of your holdings of BTC and ETH, please explain to us the basis for your conclusion that the Company's holdings of cryptocurrency have a de minimis value.

By way of introduction. The Company’s holdings of cryptocurrency are reported as holdings of GTB, Bitcoin (BTC) and Ethereum (ETH) in the Company’s account held at the AsiaEDX Exchange. However, as the Company has disclosed on page F-47 of its S-1/A filing dated February 5, 2020 the holdings of BTC and ETH represent GTB denominated in Bitcoin & Ethereum and as such do not represent a direct holding of BTC & ETH. Because the Company does not have a direct holding in Bitcoin and Ethereum, changes in the value of the Company’s Bitcoin & Ethereum are driven by changes in the GTB price and not the prices for Bitcoin & Ethereum.

Furthermore, on page F-46 of the February 5, 2020 S-1/A filing the Company has included the following disclosure… “To date the company has not been able to convert any of its crypto currency holdings to fiat. The Asia EDX exchange has indicated that it continues work towards providing exchangeability for coins held on the exchange into fiat. Management is unable to give any assurance as to when, if ever, the Asia EDX exchange will permit conversion of the company’s crypto currency holdings into fiat”

The Company concluded that its holdings of BTC and ETH should be valued at a de minimis amount because there is no assurance that these holdings can ever be converted to fiat and the underlying driver of the value of its holdings of BTC & ETH is the price of GTB and not the prices for BTC & ETH.

In response to Staff comments made subsequent to a conference call on February 11, 2020 between the Company and the Staff, the Company has removed all references to Bitcoin (BTC) and Ethereum (ETC) in its S-1A filing dated 2-12-2020

Note 16. Earnings/ Loss per Common Share, page F-61

3. Disclose the additional securities issuable pursuant to contingent stock agreements (including but not limited to the DBOT security agreements with true-up provisions) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Refer to ASC 260-10-50-1(c).

The Company has updated its disclosure on page F-61 to include the additional securities issuable pursuant to contingent stock agreements that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS. The DBOT true-up is the only contingent stock agreement that the Company is party to.

Very truly yours,

/s/ Alfred Poor

Chief Executive Officer

cc: William N. Haddad, Esq., Venable LLP